NO ACT

14008607

P.E.
10/31/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 04 2014

Washington, DC 20549

December 4, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-4-14

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
Incoming letter dated October 31, 2014

Dear Mr. Levoff:

This is in response to your letter dated October 31, 2014 concerning the shareholder proposal submitted to Apple by SumOfUs on behalf of Gray Anderson, David Chang, Darin Layman, Karen McGowan, P. Kent Minault, Peter Murtha and Mary Andrews, Michelle Parr, and Ann Pitt. We also have received a letter on the proponents' behalf dated November 26, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Lisa Lindsley
SumOfUs
lisa@sumofus.org

December 4, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 31, 2014

The proposal urges the board to report to shareholders on Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain.

There appears to be some basis for your view that Apple may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Apple's proxy materials for meetings held in 2014 and 2013 and that the 2014 proposal received 5.716 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Apple omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Apple relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sum
Of
+ Us

November 26, 2014

Via email at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Apple Inc. to omit shareholder proposal submitted by Gray Anderson, David Chang, Darin Layman, Karen McGowan, P. Kent Minault, Peter Murtha, Michelle Parr, and Ann Pitt

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I, together with co-sponsors (the "Proponents"), submitted a shareholder proposal (the "Proposal") to Apple Inc. ("Apple" or the "Company"). The Proponents have authorized me to act on their behalf in matters related to the Proposal. The Proposal asks Apple's board of directors to report to shareholders on Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operation and supply chain (a "human rights risk assessment"), addressing certain matters such as the human rights principles used to frame the assessment, methodology used to track and measure performance, consultation with relevant stakeholders and how the results of the assessment are incorporated into company policies and decision making.

In a letter to the Division dated October 31, 2014 (the "No-Action Request"), Apple stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Apple argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), urging that the Proposal relates to Apple's ordinary business operations; Rule 14a-8(i)(10), as substantially implemented; Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal that Apple plans to include in its proxy materials; and Rule 14a-8(i)(12), because a proposal addressing substantially the same subject matter as the Proposal was voted on twice in the past five years and did not receive the level of support necessary for resubmission. Apple has not met its burden of proving that it is entitled to omit the Proposal in reliance on any of those exclusions, and I respectfully request that its request for relief be denied.

The Proposal

RESOLVED, that shareholders of Apple Inc. ("Apple") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The Proposal Does Not Relate to Apple's Ordinary Business Operations Because its Subject is Human Rights, Which is a Significant Social Policy Issue, and Because it Does Not Seek to Micromanage Apple

Rule 14a-8(i)(7) permits exclusion of proposals that relate to a company's ordinary business operations, unless the Proposal concerns a "significant social policy issue." Human rights have long been generally considered by the Division to constitute a significant social policy issue. Apple tries to sidestep this established position by focusing on small pieces of the Proposal or supporting statement in isolation, claiming that the Proposal merely "touches on" human rights. Apple's analysis is inconsistent with the Proposal's language, and the determinations Apple cites can be easily distinguished.

The Proposal's focus on human rights is clear from both the resolved clause and the supporting statement. The entire Proposal centers on a request for a human rights risk assessment, which is intended to identify and analyze Apple's human rights risks. A set of human rights principles may be used as a framework for the assessment. The concept of a human rights risk assessment, sometimes referred to as a human rights impact assessment, is well-established in the international human rights community as a valuable tool for companies to use in identifying and addressing risks from actual or potential impacts of the company's business activities. Reading the Proposal leaves no doubt that the Proposal is about human rights.

The Division has consistently declined to allow exclusion on ordinary business grounds of proposals dealing with human rights. Status as a significant social policy issue does not, as Apple suggests (see No-Action Request, at 8), rest on a topic being cast exclusively in moral, rather than financial, terms. For example, in American Eagle Outfitters (Mar. 20, 2001), the proposal argued that the company should adopt a code of conduct embodying the International Labor Organization's ("ILO's") core principles because human right violations "can lead to negative publicity, public protests and a loss of consumer confidence, which can have a negative impact on shareholder value." The Staff did not allow exclusion on ordinary business grounds.

Apple attempts to distract from this clear focus by extracting and emphasizing aspects of the Proposal that are considered by the Staff to constitute ordinary business. Critically, however, the proposals in the determinations Apple cites had those aspects as their central focus, while in the Proposal they are secondary to the overarching subject of human rights.

For example, Apple contends that the Proposal is about adherence to ethical standards or legal compliance. Although compliance with human rights norms may overlap with legal compliance and ethical conduct, depending on the particular human rights norms and locations of operations, neither adherence to ethical standards nor legal compliance is the main focus of the Proposal. By contrast, in the determinations on which Apple relies, the proposals centered on and asked the companies to take a concrete action related specifically and directly to legal compliance or adherence to ethical standards. For example, in McDonald's Corporation (Mar. 19, 1990), the proposal asked the company to adopt a code of conduct including ethical guidelines, covering a wide variety of behaviors and relationships, including relations with customers, employees and shareholders. The proposal in Raytheon (Mar. 25, 2013) sought a report on oversight of the company's efforts to comply with particular employment-related laws. The Sprint Nextel (Mar. 16, 2010) proposal asked for an explanation for why the company had failed to adopt an ethics code designed to deter wrongdoing by the CEO and promote securities law compliance. Legal compliance or ethical standards (and in the case of McDonald's, arguably workplace practices as well) were front and center in all of these proposals, not secondary or incidental to human rights risk as in the Proposal.

Finally, a similar analysis applies to Apple's argument that the Proposal is about workplace practices. As with ethical conduct and legal compliance, observance of human rights principles may involve changes to certain egregious workplace practices such as child labor, forced or bonded labor and denial of the right of association. But the Proposal does not ask Apple to adopt any particular workplace practices, much less practices that go beyond the boundaries of human rights as recognized by the Division in previous determinations.

All of the determinations cited by Apple involved proposals that dealt squarely with workplace practices; they either lacked any relationship at all to human rights or addressed aspects of the workplace that went beyond practices associated with human rights norms. For instance, in Johnson & Johnson (Feb. 22, 2010), the proposal asked that the company verify the employment legitimacy of all future employees using specific methods, seeking to impose specific practices to deal with the workforce and directly addressing legal compliance. The proposal did not involve human rights. In Mattel (Feb. 10, 2012), the proposal asked the company to require suppliers to publish reports regarding compliance with the ICTI Code of Business Practices. The ICTI Code covered a wide range of workplace practices, including lighting/ventilation, emergency exits and safeguards on machinery. The Staff permitted exclusion, not because the proposal dealt with relationships with suppliers—as Apple asserts—but due to the content of the ICTI Code.

Apple urges that the Proposal should be excluded because it attempts to micromanage Apple's operations. Apple's description of the Proposal, however, is misleading. Apple claims the Proposal tries to "dictate" the manner in which Apple assesses and analyzes human rights risks. But the Proposal does not do that. It does not direct or suggest that Apple carry out a human rights risk assessment in any particular way; instead, it asks for a report on Apple's own assessment process. Similarly, there is no support in the Proposal for Apple's contention that the Proposal tries to determine the human rights principles used to frame the assessment and the frequency of that assessment. The Proposal simply asks that Apple's report include that basic information to give shareholders relevant information about the human rights risk assessment process. Indeed, even if the Proposal asked for the adoption of specific human rights principles, that fact would not justify omission on ordinary business grounds. (See, e.g., The Kroger Co. (Apr. 6, 2011) (rejecting company argument that proposal asking the company to adopt a code of conduct including specific ILO principles attempted to micromanage the company and was thus excludable on ordinary business grounds)

The proposal in Ford Motor Company (Mar. 3, 2004), relied on by Apple, asked Ford to publish an annual "Scientific Report on Global Warming/Cooling," to include a great deal of detailed technical information including methodology of temperature measurement, the effect on global climate of changes in the percentage content of various atmospheric gases, the effects of changes in radiation from the sun, estimates of global production and absorption of CO2 from different sources, and the economic costs and benefits of specific changes in global temperature. The report sought in the Proposal, by contrast, is much more high-level, seeking information on the Apple's general process and asking for only five specific pieces of information regarding that process. To resemble the report requested in Ford, the Proposal would need to be reworked to ask technical specific questions about each element of the Proposal such as asking Apple to analyze the impact of human rights risk of a 5%, 10%, 15%, 20% and 25% reduction in manufacturing in China.

<u>**Apple's Disclosures Regarding its Audits of Suppliers and Codes of Conduct Falls Significantly Short of Describing a Human Rights Risk Assessment Process and Thus Do Not Constitute Substantial Implementation**</u>

Apple contends that it has substantially implemented the Proposal, and thus is entitled to exclude it in reliance on Rule 14a-8(i)(10) because it makes available its Supplier Code of Conduct, Supplier Responsibility Standards and its Business Conduct Policy, as well as information regarding its supplier audits.

That information does not, however, constitute a report on a human rights risk assessment process. There is a superficial resemblance, as both evaluate behavior using a code or set of principles. Data from supplier audits, which assess individual facilities or suppliers in isolation from one another and the larger human rights context in which they operate, is more accurately characterized as just one source of data for a human rights risk assessment.

Although the precise contours of a human rights risk assessment will vary somewhat according to company-specific factors, experts in the field of human rights agree on the broader parameters of the assessment. A human rights risk assessment takes a systematic and comprehensive view of a company's risks, taking into account not only observations of individual suppliers and facilities but also factors related to geography, politics and business activities.

The International Finance Corporation, a member of the World Bank, states that a human rights risk assessment will allow a company to "consolidate its knowledge and understanding of its human rights risks and impacts," taking into account the human rights context, the company's business activities, the affected stakeholders, risks posed by the actions of third parties and the legal, financial and reputational consequences of human rights risks and impacts. (IFC and International Business Leaders Forum, "Guide to Human Rights Impact Assessment and Management," at 12, 19 (available at http://www.ifc.org/wps/wcm/connect/8ecd35004c0cb230884bc9ec6f601fe4/hriam-guide-092011.pdf?MOD=AJPERES)) The IFC suggests that ensuring monitoring and oversight of the supply chain may be one component of a human rights risk assessment process, but stresses that such monitoring is only one part of identifying key human rights risks and impacts. (Id. at 25, 28-29)

Similarly, Business for Social Responsibility, a membership organization of more than 250 companies worldwide (http://www.bsr.org/en/about/bsr), explicitly distinguishes performing a human rights risk assessment from enforcing supplier codes of conduct. The human rights risk assessment, BSR states, "helps companies proactively shape a strategic approach to human rights based on relevant risks and opportunities." (BSR, "Conducting an Effective Human Rights Impact Assessment," at 5-6 (Mar. 2013) (available at http://www.bsr.org/reports/BSR_Human_Rights_Impact_Assessments.pdf)) Like the IFC, the BSR emphasizes the systematic nature of the human rights risk assessment. (Id. at 5)

A working paper from the Harvard Kennedy School of Government's Corporate Social Responsibility Initiative characterizes the human rights risk assessment as being "not a statement about compliance or lack of compliance," but rather a "preventive measure against the potential for violating a standard of care." (Mark B. Taylor et al., "Due Diligence for Human Rights: A Risk-Based Approach," Harvard Corp. Soc. Resp. Initiative Working Paper No. 53, at 3, 8 (Oct. 2009)) A supplier audit is a finding of compliance or lack of compliance by a particular supplier or facility.

An important distinction between a human rights risk assessment and a program of supplier oversight such as the one Apple has described is that the risk assessment is designed to identify not only actual risks but also potential risks. Potential risks may result from a gap between a code of conduct and evolving human rights norms and principles, or from the behavior of a third party such as a security provider or foreign government. The human rights risk assessment process, by flagging these kinds of dynamic factors, can contribute to improvements in codes of conduct going forward. (See Business Leaders Initiative on Human Rights, Office of the U.N. High Commissioner for Human Rights and U.N. Global Compact, "A Guide for Integrating Human Rights Into Business Management", at 12-13 (available at http://www.ohchr.org/Documents/Publications/GuideHRBusinessen.pdf) An audit, by contrast, is by definition an activity that uses a set benchmark—in the case of Apple its existing Supplier Code of Conduct—and thus is not designed to identify new actual or potential human rights risks.

Also missing from Apple's reporting is information on how it identifies human rights risks outside of the supplier context. The Proposal asks that Apple disclose its human rights risk assessment process for its own operations as well as its supply chain. Apple asserts on its website that it employs over 50,000 people itself, without counting employees of vendors. (https://www.apple.com/about/job-creation/) It had an average of 424 stores open worldwide in 2014 and expects to open 25 new stores in 2015. (10-K filed on Oct. 27, 2014, at 32, 36) Apple's own operations are extensive. Stating that a hotline exists for employees to report violations of the Business Conduct Policy falls far short of describing a human rights risk assessment policy.

The Proposal Does Not Substantially Duplicate the Zhao Proposal, Which Addresses Board Oversight of Public Issues and Does Not Seek Reporting on Human Rights or a Risk Assessment Process

Apple urges that the Proposal substantially duplicates a proposal submitted by Jing Zhao (the "Zhao Proposal"). The Zhao Proposal requests that the Board establish a Public Policy Committee to assist in "overseeing the Company's policies and practice that relate to public issues including human rights, corporate social responsibility, supplier chain management [sic], charitable giving, political activities and expenditures, government regulations, international relations, and others that may affect the Company's operations, performance, reputation, and shareholders' [sic] value." Apple's argument that the Proposal substantially duplicates the Zhao Proposal turns on the fact that both proposals "are concerned with the effect of" human rights on the Company's operations, performance, reputation and shareholder value.

This connection between the two proposals is far too remote to support a finding of substantial duplication, given the important differences between the proposals. The Zhao Proposal focuses exclusively on creating a new board committee to oversee a wide variety of matters, with human rights being only one. The Proposal does not concern itself with the board's structure. The Proposal focuses exclusively on reporting to shareholders regarding human rights risk assessment, while the Zhao Proposal includes no reporting request.

Apple's logic would compel outcomes that are clearly at odds with Rule 14a-8. For example, two completely different executive compensation proposals would substantially duplicate one another if they both aimed to increase alignment between senior executives and shareholders, even if one proposal requested a retention or holding requirement for equity-based compensation and the other asked that the company grant restricted stock to executives instead of stock options. A board declassification proposal would be deemed substantially duplicative of a proposal to eliminate a poison pill if both supporting statements focused on the deterrence of unsolicited takeover offers and the resulting effect on shareholder value. Although Rule 14a-8(i)(11) does not require that two proposals be identical, more than just similar "concerns" is necessary to support exclusion for substantial duplication.

<u>The Proposal Does Not Relate to Substantially the Same Subject Matter as the Board Committee Proposal, Which Sought the Establishment of a Board Committee on Human Rights</u>

Apple argues that the Proposal deals with the substantially the same subject matter as a proposal that was voted on twice within the past two years and failed to achieve the support necessary for resubmission at the last shareholder meeting. The earlier proposal (the "Board Committee Proposal") asked Apple to establish a Board Committee on Human Rights to "review the implication of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations and supply chains on resources and public welfare in host communities."

Although both the Proposal and the Board Committee Proposal involve human rights policies, there are several important differences that should preclude a finding that they deal with substantially the same subject matter. First, the Board Committee Proposal sought the establishment of a new board committee to review human rights policies, while the Proposal takes no position on whether human rights policies need to be reviewed or who would be the appropriate person or entity to conduct such a review. A shareholder that is otherwise sympathetic to the view that Apple's human rights policies should be reviewed might object to the notion that a special new board committee, rather than established management personnel or board structures, needed to perform that review.

As well, the Proposal asks for reporting not on impacts themselves, but on the process Apple uses to identify impacts or risks and how that information is incorporated into company decision making. To illustrate, implementation of the Board Committee Proposal would ultimately result in (a) a new board committee and (b) a report listing impacts Apple has around the world. Implementation of the Proposal would produce a report discussing how Apple identifies risks—which encompass both actual and potential impacts—and uses that information to inform a strategic approach to the company's business activities. The actual impacts would likely be part of the process described in the report sought in the Proposal, but would be fodder for rather than the ending point of the analysis. Put another way, the Board Committee Proposal focuses on the substance of the impacts themselves, while the Proposal operates at the level of process.

* * *

I appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at lisa@sumofus.org or (201) 321-0301.

Very truly yours,

Lisa Lindsley
Senior Shareholder Advocacy Manager

cc: Gene D. Levoff
Associate General Counsel, Apple Inc.

Gray Anderson

David Chang

Darin Layman

Karen McGowan

P. Kent Minault

Peter Murtha

Michelle Parr

Ann Pitt

Rule 14a-8(i)(7)
Rule 14a-8(i)(10)
Rule 14a-8(i)(11)
Rule 14a-8(i)(12)

October 31, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Gray Anderson, David Chang, Darin Layman, Karen McGowan, P. Kent Minault, Peter Murtha and Mary Andrews, Michelle Parr, and Ann Pitt

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)7), Rule 14a-8(i)(10), Rule 14a-8(i)(11), and Rule 14a-8(i)(12) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by SumOfUs on behalf of Gray Anderson, David Chang, Darin Layman, Karen McGowan, P. Kent Minault, Peter Murtha and Mary Andrews, Michelle Parr, and Ann Pitt (collectively, the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via email at glevoff@apple.com.

The Company intends to file its definitive 2015 proxy materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On September 12, 2014, the Company received an email from Lisa Lindsley of SumOfUs, on behalf of the Proponent, submitting the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> "RESOLVED, that shareholders of Apple Inc. ("Apple") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:
>
> - Human rights principles used to frame the assessment
> - Frequency of assessment
> - Methodology used to track and measure performance
> - Nature and extent of consultation with relevant stakeholders in connection with the assessment
> - How the results of the assessment are incorporated into company policies and decision making
>
> This report should be made available to shareholders on Apple's website no later than August 31, 2015."

BASES FOR EXCLUDING THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations;

- Rule 14a-8(i)(10), because the Proposal has already been substantially implemented by the Company;
- Rule 14a-8(i)(11), because the Proposal substantially duplicates another proposal that the Company intends to include in its proxy materials; and
- Rule 14a-8(i)(12), because the Proposal deals with substantially the same subject matter as proposals submitted twice within the preceding five calendar years, and the most recently submitted of the proposals did not receive the support required for resubmission.

Rule 14a-8(i)(7) - The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Proposal requests that the Company report on "Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain," and further indicates that several specific topics must be addressed by the requested report. Although the Proposal relates to the creation of a report, the Commission has long held that such proposals are evaluated by the staff by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). See *Commission Release* No. 34-20091 (Aug. 16, 1983). In this regard, the focus of the Proposal is broad and necessarily encompasses a number of "ordinary business matters" such as the general conduct of a legal compliance program, adherence to ethical business practices and policies, and workplace practices. In addition, the Proposal seeks to micro-manage the Company's ordinary business operations. Because these items are a significant portion of the subject matter of the Proposal and are fundamental to managements' ability to run the Company on a day-to-day basis, the Proposal is excludable from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(7).

A. The Proposal Includes Matters Relating to the Company's Adherence to Ethical Business Practices and Policies, Which Are Addressed in the Company's Supplier Code of Conduct and the Business Code

The Proposal is excludable because the report sought by the Proposal must address, in part, "human rights practices in [the Company's] operations and supply chain, as well as by the use of their products." The Supporting Statement also references the "United Nations Guiding Principles on Business and Human Rights," which "urge that 'business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." These references clearly relate to the Company's ethical business practices and policies, and the staff has consistently allowed exclusion of similar proposals as relating to ordinary business operations.

In *McDonald's Corporation* (Mar. 19, 1990), a proposal requested that a committee be appointed to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies. The staff agreed that the proposal could be excluded pursuant to Rule 14a-8(i)(7) since "the proposal appears to be directed at the content and the implementation of standards on such matters as the conduct of the company's management, the company's employee/employer relations, the company's customer and business policies and the company's relationship with its shareholders." The staff also stated that such matters "involve decisions dealing with the [c]ompany's business operations as illustrated by the [c]ompany's existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies departments, and committees."

Similarly, in *NYNEX Corp.* (Feb. 1, 1989), the staff allowed exclusion of a proposal requesting the appointment of a special committee of the board to oversee expansion of the existing code of corporate conduct to include matters of public policy such as protection of the public and employees against environmental hazards, compliance with safety and health legislation, and service to needy senior citizens. The staff agreed that the proposal "appears to deal with matters relating to the ordinary course of business (i.e., the particular topics to be addressed in the Company's Code of Conduct)." See also *AES Corp.* (Jan. 9, 2010) (permitting exclusion of a proposal that the company create a board committee to oversee the company's compliance with applicable laws, rules and regulations and the company's Code of Business Conduct and Ethics as relating to "ordinary business operations"); *USX Corp.* (Dec. 28, 1995) (proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to "the terms of a corporate Code of Ethics"); *Barnett Banks, Inc.* (Dec. 18, 1995) (permitting exclusion of a proposal as relating to "the preparation and publication of a Code of Ethics"); *Intel Corp.* (Mar. 18, 1999) (permitting exclusion of a proposal requesting the board implement an "Employee Bill of Rights" as relating to the company's ordinary business operations (i.e., management of the workforce)).

The Company's commitment to ethical business practices and policies regarding its suppliers is reflected in, and substantially implemented through, the Supplier Code of Conduct. The Supplier Code of Conduct is based on widely recognized international human rights principles as defined by the United Nations and the International Labor Organization. The Supplier Code of Conduct covers matters such as labor and human rights, health and safety, environmental protection, ethics, and management practices. The underlying subject matter of the Proposal addresses certain of the standards set forth in the Supplier Code of Conduct, which involve the Company's managerial control over its workforce and third-party suppliers.

Accordingly, much of the Proposal relates to the Company's general adherence to ethical business practices and policies, and therefore relates to the Company's ordinary business operations.

B. The Proposal Relates to the Conduct of a Legal Compliance Program

The Proposal is excludable as relating to the Company's ordinary business operations because both the Proposal and Supporting Statement focus on how the Company manages its legal compliance. The Proposal requests a "human rights assessment." This assessment would include the "human rights principles" used to frame this assessment. The Supporting Statement makes it clear that these principles relate to alleged illegalities and other matters. The Proposal also requests that the Company address the "frequency of assessment," which presumes an expectation of an ongoing program relating to these legal matters and "how the results of the assessment are incorporated into company policies and decision making." The Supporting Statement references the Company's risks related to "litigation" due to human rights violations. The Supporting Statement further references the Company's exposure to human rights risks while alleging violations of both Chinese law and the Supplier Code, including locked fire exists, unpaid overtime, and lack of safety equipment and training." The Supporting Statement also mentions "the death of [] underage workers at Apple supplier Pegatron," and "illegally fired workers in the Philippines." The reference to litigation risk as well as the alleged violations of law clearly demonstrates a focus of the Supporting Statement on the Company's legal compliance. In summary, the Proposal requests a report on how the Company identifies a certain category of legal risks, the frequency of its assessment of these legal risks and how it manages these legal risks. These references demonstrate clearly that the Proposal seeks greater oversight of the Company's legal compliance.

The staff has consistently deemed proposals relating to a company's legal compliance program to infringe on managements' core function of overseeing business practice. In *JPMorgan Chase & Co.* (Mar. 13, 2014), for example, the staff allowed exclusion of a proposal requesting that the board evaluate opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. The company argued that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight" are governed by state law, federal law, and New York Stock Exchange Listing Standards. The staff concurred with the Company's omission of the proposal, noting that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." See also *Raytheon Co.* (Mar. 25, 2013) (finding that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); *AES Corp.* (Jan. 9, 2007). Accord, *Monsanto Company* (Nov. 3, 2005); *Sprint Nextel Corp.* (Mar. 16, 2010) (permitting exclusion of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws by its chief executive officer and noting that proposals seeking "adherence to ethical business practices and the conduct of legal compliance programs" are generally excludable under rule 14a-8(i)(7)").

C. The Proposal Focuses on Matters that Relate to Workplace Practices

The staff has deemed excludable under Rule 14a-8(i)(7) proposals relating to management of the company's workforce or workplace. In *Intel Corporation* (Mar. 18, 1999), for example, the staff allowed exclusion of a proposal seeking adoption of an "Employee Bill of Rights" which would have established various "protections" for the company's employees, including limited work-hour requirements, relaxed starting times, and a requirement that employees treat each other with professional dignity and respect. The staff apparently agreed with Intel's argument that the Employee Bill of Rights "essentially amounted to a corporate code of conduct applicable to employees," concluding that the proposal was excludable under Rule 14a-8(i)(7) as "relating, in part, to Intel's ordinary business operations (i.e. management of the workforce)."

Although the Proposal does not seek implementation of new policies like the proposal in *Intel*, it does concern the Company's policies governing its workforce and the workforce of its suppliers. The Proposal is not specific about the exact risks that it is concerned with, but the Supporting Statement cites unpaid overtime, worker safety, underage workers, and firing decisions. In *Johnson & Johnson* (Feb. 22, 2010), the staff allowed exclusion of a proposal relating to the procedures the company used to verify employment eligibility. The staff also stated in *United Technologies* (Feb. 9, 1993) that, as a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation.

The staff has permitted exclusion of a wide range of other proposals that seek to manage the company's workplace or regulate the "workplace environment." In *Donaldson Company, Inc.* (Sep. 13, 2006), for example, the staff allowed exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations," on the ground that the proposal related to "management of the workforce." Similarly, in *Burlington Northern Santa Fe Corporation* (Feb. 15, 2000), the staff permitted exclusion of a proposal calling for the formation of a committee to report on the condition of employee "trust," and more specifically the extent to which employees trust management. The proponent there argued that the company's most valuable asset – employees' trust in management of the company--was in danger. The staff permitted exclusion of the proposal as a matter related to management of the workforce. See also *W.R. Grace & Co.* (Feb. 29, 1996) (permitting exclusion of a proposal regarding the creation of a "high performance" workplace based on policies of workplace democracy and meaningful worker participation).

In *Mattel Inc.* (Feb. 10, 2012), the staff permitted exclusion of a proposal requiring that suppliers publish an annual report about compliance with the ICTI Code of Business Practices. The staff noted that the ITCI Code "has a broad scope that covers several topics that relate to the Company's ordinary business operations and are not significant policy issues." In that case, the company argued that the Code referenced many topics, a number of which addressed day-to-day workplace conditions. The Company argued that "provisions that address lighting and ventilation, availability of medical assistance, emergency exits, availability of protective safety equipment, and safeguards on machinery ... are important, but they are ordinary and day-to-day aspects of the Company's and its suppliers' operations" and were therefore related to the Company's ordinary business operations.

In this case, although the Proposal generally asks about the human rights risks in the Company's operations and supply chain, based on the Supporting Statement, the Proposal is concerned in part with the workplace environment of the Company and of its suppliers (citing lack of fire exits and lack of safety equipment and training), and in part with unpaid overtime and underage employees.

In *Mattel*, the company also argued that the proposal dealt with the company's relationship with its suppliers. They argued that "by seeking to require suppliers to publicly report on their compliance with the ICTI Code, the Proposal delves into the terms of the Company's relationships with its suppliers in a very real way ... In this sense, the Proposal seeks to manage not only the terms of the Company's relationships with its suppliers, but also the specific manner or rigor with which the Company chooses to administer these terms."

The Company already makes significant disclosures about the compliance of its suppliers with the Apple Supplier Standards. The Proposal does not provide a list of specific human rights risks that are expected to be included in the report, but the Supporting Statement implies that some of these topics are related to ordinary business operations. When the requested report is substantially broad in scope, as in *Mattel*, the staff has permitted exclusion based on the fact that "[the proposal] has a broad scope that covers several topics that relate to the Company's ordinary business operations and are not significant policy issues."

D. The Proposal Does Not Focus on a Significant Social Policy Issue

While the Proposal touches on human rights, the Proposal's main focus is on the business issue of the general conduct of the Company's legal compliance program and adherence with ethical business practices and policies. The Proposal does not appear to be socially driven. Instead, the Supporting Statement notes that "company risks related to human rights violations, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value." In addition, the Supporting Statement indicates that the "[h]uman rights risk assessment and reporting" sought by the Proposal "would help Apple to identify and mitigate these risks and shareholders to understand their potential effect on shareholder value." These statements make clear that the Proposal relates to the potential costs to the Company of human rights issues existing in its operations and supply chain and not to the human rights issues themselves.

The staff has consistently concurred that a proposal may be excluded when it focuses on ordinary business matters, even if it only touches on a significant policy issue. For instance, in *General Electric Co.* (Feb. 3, 2005), the staff expressed the view that a proposal requesting that the company issue a statement providing information relating to the elimination of jobs within General Electric and/or the relocation of U.S.-based jobs by General Electric to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to General Electric's ordinary business operations (i.e., management of the workforce) even though the staff had previously concluded that certain employment-related proposals are significant social issues. See also *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because the proposal also requested that the report address ordinary business matters).

Similarly, a proposal and supporting statement are excludable if their focus, when read together, is not limited to a significant policy issue or other matter that is outside of ordinary business. For example, in *Dominion Resources, Inc.* (Feb. 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The staff concurred in the exclusion of the proposal, even though the proposal touched upon environmental topics, noting that the proposal related to "the products and services offered for sale by the company."

E. The Proposal Seeks to Micro-Manage the Company's Ordinary Business Operations

In determining whether a proposal relates to ordinary business operations, the staff considers the degree to which the proposal seeks to "micro-manage" the company. The Proposal is excludable because it seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to have the Company's Board of Directors (the "***Board***") issue a report "comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain . . . ." The Company has operations worldwide, in North and South America, Europe, Asia, Africa and the Middle East.

The Proposal attempts to micro-manage the Company's ordinary business operations by attempting to dictate the manner in which the Company must "identify" and "analyze" these risks, and prescribes the specific topics the Company must discuss in the Proposal's report in order to comply with its guidelines. Its supply chain consists of more than 3.8 million workers and managers, located by a great majority outside of the United States. Nearly all of the Company's business decisions regarding its supply chain necessarily involve local, state and federal legislative and regulatory matters. Many of such matters are complex business matters involving regulatory and marketing approval, manufacturing, distribution and sale of the Company's products, tax strategies and other aspects of the Company's electronics business, and vary accordingly by region. The Company drives improvements in its supply chain by conducting an audit and corrective action process. In 2014, the Company conducted 451 audits at all levels of its supply chain in facilities where nearly 1.5 million workers make Apple products. Determining the human rights principles that guide its audits and the frequency of audits of its supply chain should be reserved for management and the Board. The Proposal, however, seeks to involve the Company's shareholders in these intricate business decisions.

The Proposal would in fact ask the Company's shareholders to weigh in on specific matters and processes regarding complex areas within supply chains that implicate the Company's business. These day-to-day, critical decisions should be reserved to management of the Company and its Board, and not to shareholders who would not be in a position to make an informed judgment on such matters.

The Proposal directs that the Board address a list of specific topics in the requested report. The list of topics is included as a directive, rather than as an example, and the Board would be required to disclose the topics with specificity. The Proposal leaves no room for the Board to exercise its discretion. The staff has repeatedly concurred that a proposal is excludable under Rule 14a-8(i)(7) if it attempts to micro-manage the Company by providing specific details as to how the proposal should be implemented. For example, in *Ford Motor Co.* (Mar. 2, 2004), the proposal requested that the company publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" which included detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling. The staff concurred with the exclusion of the proposal pursuant to Rule 14a-8(i)(7), noting that the proposal related to ordinary business matters, i.e., "the specific method of preparation and the specific information to be included in a highly detailed report."

The Company already provides a significant amount of detail in its annual Supplier Responsibility Progress Report, providing shareholders significant insight into these matters. (See the discussion of Rule 14a-8(i)(10) below.) Like the proposal in *Ford Motor Co.*, the Proposal not only requires a report on "Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain," but also dictates the specific information to be included in this highly detailed report, including the "human rights principles used to frame the assessment," the "frequency of assessment," the "methodology used to track and measure performance," the "nature and extent of consultation with relevant stakeholders in connection with the assessment," and "how the results of the assessment are incorporated into company policies and decision making." These content requirements probe into matters that are too complex—given the consideration of issues such as geography, legality, and cost—for stockholder oversight. See also *General Electric Co.* (Jan. 25, 2012, recon. denied April 16, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) which recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance).

As discussed above, the Proposal addresses numerous ordinary business matters. Accordingly, it is the Company's view that it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7).

Rule 14a-8(i)(10) – The Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated that the underlying policy of the exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Exchange Act Release No. 12598* (July 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. See *Exchange Act Release* No. 20091 (Aug. 16, 1983). Instead, the staff has said that "a determination that the company has substantially implemented a proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

The staff has consistently allowed exclusion of shareholder proposals seeking issuance of a report where the contents of the requested report have already been disclosed in multiple places on the company's corporate website. See *The Coca-Cola Co.* (Jan. 25, 2012); *Aetna Inc.* (Mar. 27, 2009); *Dow Chemical Co.* (Mar. 5, 2008). In fact, the staff has, on three occasions this year, allowed exclusion of the same proposal as the Proposal, finding that the companies in question had already substantially implemented the proposal through their existing disclosures, including disclosure of codes of conduct, risk management programs, and audit programs. In all three instances, the staff allowed exclusion based disclosures that were no more extensive, and in certain instances less extensive, than the disclosures the Company has made. See *Kohl's Corp.* (Jan. 28, 2014) (permitting exclusion of a proposal when the company had disclosed human rights risks and principles in its Terms of Engagement, enterprise risk management program, and corporate social responsibility report, and in a guidebook to its supply chain vendors); *Mondēlez International, Inc.* (Mar. 7, 2014) (permitting exclusion of a proposal when the company had disclosed human rights risks and principles through a proxy statement description of its enterprise risk management system, the AIM-PROGRESS consortium, and its Compliance and Integrity Program, none of which provided a description of the process used to assess human rights risk); *Dollar General Corp.* (Mar. 7, 2014) (permitting exclusion of a proposal when the company had disclosed a code of conduct, an enterprise risk program, and a human rights report).

The Proponent justifies the need for the Proposal by stating that the Company's business exposes it to human rights risks. The Company has already substantially implemented the essential objective of the Proposal through its extensive disclosures of its existing robust system for identifying and analyzing potential and actual human rights risks and all five of the items that the Proposal requests be addressed in a report on a human rights risk assessment: the human rights principles used to frame the assessment, the frequency of assessment, the methodology used to track and measure performance, the nature and extent of consultation with relevant stakeholders in connection with the assessment, and how the results of the assessment are incorporated into company policies and decision making. The Company's disclosure of each of these items is addressed below.

The Company's Process. The Company discloses the process it follows to identify and analyze risks to the Company's operations and supply chain in a number of reports and disclosure documents, all of which are easily accessible to the Company's shareholders.

The Company publishes its Supplier Responsibility Standards[1] as well as its Supplier Code of Conduct.[2] The Supplier Responsibility Standards provide more than 100 pages of comprehensive requirements suppliers must follow to do business with the Company. In the area of human rights, these standard categories include anti-discrimination, anti-harassment and abuse, prevention of involuntary labor, juvenile worker protections, student worker protections, working hours, wages, benefits and contracts, and freedom of association and collective bargaining. The Supplier Code draws upon internationally recognized standards to advance social and environmental responsibilities and explains that "[the company] is committed to the highest standards of social and environmental responsibility and ethical conduct."

[1] Available at http://www.apple.com/supplier-responsibility/pdf/Apple_Supplier_Responsibility_Standards.pdf
[2] Available at https://www.apple.com/supplier-responsibility/pdf/Apple_Supplier_Code_of_Conduct.pdf

Each year the Company conducts audits on its suppliers based on the Supplier Code and the Supplier Responsibility Standards. The results are publicly reported as the yearly Supplier Responsibility Progress Report[3] (the "***Supplier Responsibility Report***"). The report discloses the actions taken to address or cure any violations of the Supplier Code detected during the audit. Any violations of the Supplier Code may jeopardize the supplier's business relationship with the Company, up to and including termination. This report is delivered annually and can be found on the Company's website at http://www.apple.com/supplier-responsibility/.

Human Rights Principles Used to Frame the Assessment. The Supplier Code affirmatively states that the Company's suppliers are "required to provide safe working conditions, treat workers with dignity and respect, [and] act fairly and ethically." The Supplier Code expressly provides that the following human rights principles are taken into consideration in evaluating the Company's suppliers: anti-discrimination practices, anti-harassment and abuse policies, prevention of involuntary labor and human trafficking, prevention of underage labor, juvenile worker protections, student worker protections, worker hours, wages and benefits, freedom of association and collective bargaining, occupational health, safety, and hazard prevention, emergency prevention, preparedness, and response, ergonomics, working and living conditions, and health and safety communication.

The standards for judging supplier compliance with these principles are, in part, published in the Supplier Responsibility Standards. The Company incorporates standards and frameworks established by the United Nations, United Labour Organization, Electronic Industry Citizenship Coalition, and Fair Labor Association. For example, for underage labor, the Company requires that all suppliers employ only workers who are at least 15 years of age or the applicable minimum legal age, with exceptions that qualify under the ILO Minimum Age Convention for light work or workplace apprenticeship programs for educational benefit. The Supplier Responsibility Standards then require a specific employment policy and qualifications for labor management systems that will ensure age-verification, training, anonymous reporting methods, and notification. As another example, the working hours standard for the Company is a maximum of 60 hours per workweek and one day of rest per seven days. The Supplier Responsibility Standards then establish more specific policies and procedures and require an official working hours recording system.

Each of the requirements of the Supplier Code is evaluated through an aggressive compliance-monitoring audit program headed by a Company auditor with a team of expert third-party auditors. As disclosed in the 2014 Supplier Responsibility Report, every audited facility is graded on "more than 100 data points corresponding to each category of the [Supplier Code]." Audits emphasize a number of "core violations" that are considered more serious and must be remediated immediately. "If a violation is particularly egregious, or [the Company] determine[s] that a supplier is unwilling or incapable of preventing recurrence of a violation, [the Company] terminate[s] the relationship. When appropriate, [the Company] also report[s] the violation to

[3] Available at http://www.apple.com/supplier-responsibility/

the proper authorities." These core violations include physical abuse; underage, debt-bonded, or forced labor; falsification of information or obstruction of an audit; coaching workers for audits or retaliating against them if they provide information; bribery; significant pollution and environmental impacts; and issues posing immediate threat to workers' lives or safety.

Frequency of Assessment. The Company already publicly discloses the frequency of the assessment of risk factors. Management also continuously assesses enterprise risk management. As disclosed in the Apple Supplier Responsibility Report, the supplier audit occurs continuously, with final assembly suppliers audited once a year and additional suppliers reviewed based on risk factors, "including conditions in the country in which a facility is located or a facility's past audit performance." Select nonproduction facilities (call centers and warehouses) are also audited. In 2013, the Company conducted 451 audits, 30 of which were surprise audits, reaching almost 1.5 million workers. These audits cover 20 key areas identified in the Supplier Responsibility Standards. As stated above, those areas include anti-discrimination, anti-harassment and abuse, prevention of involuntary labor, prevention of underage labor, juvenile worker protections, working hours, wages, benefits and contracts, and freedom of association and collective bargaining.

Methodology Used to Track and Measure Performance. The Company discloses its methodology for tracking and measuring supplier compliance with its human rights principles in its yearly Supplier Responsibility Progress Reports. The Company utilizes or requires a variety of tracking systems to track compliance with the Supplier Responsibility Standards. For example, supplier management systems "shall include a tracking mechanism to track student workers to ensure compliance with this Standard and applicable laws and regulations" (Supplier Responsibility Standards, p. 4) and suppliers "shall have an official working hours record system to track working hours and days of rest for each worker ... The working hours records system shall be capable of identifying workers who are scheduled to exceed the 60-hour and day of rest requirements, as well as track the total work hours per week and days of rest for each worker. The system shall provide summary reports and warnings to management prior to exceeding these requirements." (Supplier Responsibility Standards, p. 3.) Many of the Supplier Responsibility Standards require similar means of tracking compliance with the standards.

As disclosed in the Supplier Responsibility Reports, these measures are tested more directly each year through the supplier audit. These results are tested against the prior audits that have occurred since 2006, totaling 1,288 between 2007 and 2013, with 690 unique facilities having been audited. First time audits allow the Company to evaluate those facilities directly. Repeat audits allow the Company to ensure that compliance has been continuing and that violations have been successfully remediated.

"During a typical audit, Apple's auditing team reviews hundreds of records, conducts physical inspections of manufacturing facilities, - including factory-managed dormitories and dining areas – and conducts interviews with the workers themselves. At the same time, [the auditors] evaluate the facility's senior managers, including their policies and procedures, their roles and responsibilities, and the training programs they provide for workers, line supervisors, and managers. [The] auditors then grade each facility's level of compliance with [the Supplier Code]." (Supplier Responsibility Report, p. 31.)

Following these audits, the Company "reviews findings with the facility's senior management team. And when an audit reveals violations of the Supplier Code, [the Company] requires the facility not only to address those specific violations, but to change any underlying management systems to prevent problems from recurring. [The Company] tracks the progress of all corrective and preventive action plans, with the expectation that all issues will be closed within 90 days of the audit. [The Company] then verif[ies] that the action has been taken." (Supplier Responsibility Report, p. 31.)

Nature and Extent of Consultation with Relevant Stakeholders. The Company's existing public disclosures already identify the stakeholders and the extent to which they are apprised of the human rights risk and compliance assessments and the results of those assessments. The relevant stakeholders include the Company's supply chain employees who are either the subject of a violation of the Company's human rights principles or who have reported a violation, the suppliers themselves, and concerned non-governmental organizations and governments. (Supplier Responsibility Report, p. 17.)

The Company requires that all workers be advised of their rights. The 2014 Supplier Responsibility Report states that "[t]o do business with [the Company], [] suppliers must live up to the toughest standards in the industry, and [the Company] makes sure there's no confusion about [the Company's] expectations. [The Company] train[s] factory supervisors how to meet the high bar [the Company] set[s], with instruction on communicating with workers, maintaining a safe and respectful workplace, and avoiding harassment. It is crucial that workers also understand their rights so they can speak up if they're unsure about anything they see or if they believe their rights are being violated." The 2014 Supplier Responsibility Report discloses that approximately 1.5 million workers were trained on their rights in 2013, bringing the total number of workers trained to 3.8 million since 2007.

As stated in the 2014 Supplier Responsibility Report, "[a]fter an audit interview, each worker receives a hotline card with case numbers to identify the facility and audit date. This gives the worker a private opportunity to provide additional information to [the Company's] team or report any unethical consequences as a result of the interview – an action for which [the Company has] zero tolerance. When [the Company] receive[s] calls, [they] follow up with suppliers to make sure each issue is properly addressed. In addition, [a Company] authorized third-party partner made more than 17,000 phone calls in 2013 to workers interviewed by auditors to find out if retaliation or other negative consequences resulted from the interview."

In addition, the Company is actively training managers on improving worker-manager communication. "Suppliers representing nearly 105,000 workers are participating in [] worker-manager communication programs and pilot assessments. Additionally, [the company is] continuing to participate in a multistakeholder program supported by the IDH Sustainable Trade Initiative, which allows [] collabor[ation] with other companies to offer [the Company's] supplier management teams and workers more tools and resources to strengthen grievance systems."

To push for responsible sourcing of minerals in order to protect human rights, the Company encourages suppliers to become compliant with the Conflict-Free Smelter Program or use comparable third-party auditors. The Company also publishes a quarterly list of CFSP participation status of smelters and refiners in the supply chain and works directly with government, NGOS and other stakeholders to address these particular problems. Some of these partners and stakeholders include: Conflict-Free Sourcing Initiative, Electronics Industry Citizenship Coalition, KEMET's Partnership for Social and Economic Sustainability, and the Public-Private Alliance. (Supplier Responsibility Report, p. 15-17.)

Finally, the company provides a Business Conduct Hotline available 24/7 to all employees to advise the Company of any situations that may require investigation. The Company's Business Conduct Policy[4] states that employees are required to notify their managers, Human Resources, Legal, Internal Audit, Finance, or the Business Conduct Hotline if they know of a possible violation of the Company's Business Conduct Policy or legal or regulatory requirements. This includes risks to the environment and health and safety of employees. (Business Conduct Policy, p. 6.)

Incorporation of Results of Risk Assessment into Policies and Decision Making. As a part of the yearly supplier audit, any violation of the Supplier Code or Supplier Responsibility Standards is noted to management. As disclosed in the Supplier Responsibility Report, the Company expects violations to be remediated within 90 days of the audit. Findings of violations are reported in the annual Supplier Responsibility Report. Violations are handled in different ways, depending on the type of issue. Any core violations result in the supplier being placed on probation until the next audit – typically in one year – and that supplier may not be considered for any new business until the issue is fully remediated and the probation period ends. For example, the 2014 Supplier Audit discovered that 71 facilities had underpaid workers for overtime. These facilities were required to repay employees according to the legal requirement, totally more than $2.1 million USD. Eight facilities were found to be using underage labor. "All facilities were required to follow [the Company's] Underage Labor Remediation Program... [The Company] required suppliers to return underage workers to school and to finance their education at a school chosen by the family. In addition, the suppliers must continue providing income to the workers matching what they received while employed."

Accordingly, the underlying concerns and essential objective of the Proposal, which is to require the Board to disclose the methods, policies, and practices the Company uses to identify

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[4] Available at http://files.shareholder.com/downloads/AAPL/1635337056x0x443008/5f38b1c6-2f9c-4518-b691-13a29ac90501/business_conduct_policy.pdf

and analyze certain risks, has already been addressed by the Company through its robust disclosures and publications.

Rule 14a-8(i)(11) – The Proposal Directly Conflicts With Another Proposal that the Company Intends to Include in its Proxy Materials

Rule 14a-8(i)(11) allows a company to omit a shareholder proposal from its proxy materials if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has indicated that the purpose of the rule is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Exchange Act Release* No. 12999 (Nov. 22, 1976). The Proposal is substantially similar to another proposal that the Company intends to include in its Proxy Materials, so the Proposal may be excluded under Rule 14a-8(i)(11).

The staff has consistently found that Rule 14a-8(i)(11) does not require shareholder proposals to be identical to warrant exclusion. The test applied to determine whether a proposal substantially duplicates an earlier received proposal is whether the proposals present the same core issues, "principal thrust" or "principal focus." See *Proctor & Gamble Co.* (July 29, 2009); *Pacific Gas & Electric Co.* (Feb. 1, 1993). The staff has found proposals to be substantially duplicative even if the proposals request different actions. See, e.g., *Cooper Industries, Ltd.* (Jan. 17, 2006) (permitting exclusion of a proposal asking the company to review its policies related to human rights and report on areas requiring additional policies when there was a prior proposal requesting that the company commit itself to a code of conduct based on international human rights standards); *Wells Fargo & Co.* (Feb. 8, 2011) (permitting exclusion of a proposal seeking a review and report on internal controls related to loan modifications, foreclosures and securitizations as substantially duplicative of a prior proposal requesting a report on the company's residential mortgage loss mitigation policies and outcomes); *Chevron Corp.* (Mar. 23, 2009) (permitting exclusion of a proposal requesting a report on the environmental damage resulting from the company's operations in Canada as substantially duplicative of a previously submitted proposal requiring the company to adopt long-term goals for reducing greenhouse gas emissions.").

In this case, the Company received a prior proposal from Jing Zhao by email on April 22, 2014 (the "***Zhao*** Proposal"). The Proposal was received by email on September 12, 2014. The Zhao Proposal reads as follows:

> "Resolved: shareholders recommend that Apple Inc. (the Company) establish a Public Policy Committee to assist the Board of Directors in overseeing the Company's policies and practice that relate to public issues including human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and

expenditures, government regulations, international relations, and others that may affect the Company's operations, performance, reputation, and shareholders' value."

As noted above, under Rule 14a-8(i)(11), a company may exclude a shareholder proposal from its proxy materials if it "deals with substantially the same subject matter" as a prior proposal that the company intends to publish in its proxy materials. The Proposal and the Zhao Proposal deal with the same subject matter (i.e., human rights and how the Company manages human rights concerns within its supply chain).

Although the Zhao Proposal would establish a committee on public policy generally and the Proposal seeks a report on human rights, the staff has on many occasions granted relief under Rule 14a-8(i)(12) when the proposal at issue differs in scope from the prior proposals, including when the proposal was broader in scope and subsumed prior proposals. In this case, the Proposal is substantially narrower in scope than the earlier proposal. Even so, both proposals both proposals are concerned with the Company's policies and practice relating to human rights and both are concerned with the effect of those issues on the Company's operations, performance, reputation, and shareholder value.

Accordingly, the proposals deal with substantially the same subject matter for purposes of Rule 14a-8(i)(12).

Rule 14a-8(i)(12) – The Proposal Relates to Substantially the Same Subject Matter as Two Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission

Rule 14a-8(i)(12) allows a company to omit a shareholder proposal from its proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the most recent proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." This Proposal is substantially similar to proposals included in the 2014 Proxy Statement and the Company's 2013 Proxy Statement and both received less than 6% of the vote, so the Proposal may be excluded under Rule 14a-8(i)(12).

A. Overview of Rule 14a-8(i)(12)

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision in the *Exchange Act Release* No. 20091 (Aug. 16, 1983), stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. Instead, when considering whether the proposals deal with substantially the same subject matter, the staff has focused on the "substantive concerns" raised by the proposals, rather than on the specific language or corporate action proposed to be taken.

The staff has applied the "substantive concerns" standard rather than the specific language or action standard for proposals that pertain to human rights issues and other social issues. In *Exxon Mobil Corp.* (Mar. 23, 2012), for example, the staff concurred with the exclusion of a shareholder proposal requesting that the board create a comprehensive policy on the company's respect for and commitment to the human right to water. An earlier proposal requested a report on environmental impacts of the company's emissions and environmental impact on land, water and soil in all of the communities in which the company operated. The staff concurred that the subject matter of both proposals—the human right to water policy and the environmental impact report—was substantially the same and that the subsequent proposal was therefore excludable. Similarly, the staff has applied the "substantive concerns" standard to proposals dealing with a variety of social and policy issues. In *General Electric Co.* (Jan. 19, 2012), the staff concurred that a proposal that would require the board to prepare "a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change" was substantially similar to a proposal that would require the board to create a "global warming report." The difference in language did not prevent the staff from allowing the company to exclude the proposal.

Further, the staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. See *Bank of America Corp.* (Feb. 25, 2005) (the "***Bank of America Proposal***") (concurring that proposal requesting that the company list all of their political and charitable contributions on their website was excludable as it dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.*(Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process that assesses adherence to these standards and annually report on adherence to the code was excludable as dealing with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism). See also

Medtronic, Inc. (Jun. 2, 2005) (featuring proposals that were virtually identical to those in Bank of America); and *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (concurring that a proposal was excludable under Rule 14a-8(i)(12), even though one proposal called for "a policy of price restraint on pharmaceutical products" in order to "keep drug prices at reasonable levels," and the other called for a report on "how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs").

B. The Proposal Deals with Substantially the Same Subject Matter as a Previous Proposal Included in the Company's Proxy Materials Twice in the Last Five Years.

The substance of the Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as a proposal submitted to the Company's shareholders twice in the last five years. In its 2013 proxy materials and again in its 2014 proxy materials, the Company included the following shareholder proposal (the "***Previous Proposal***") requesting that the Board amend the Company's bylaws to insert a new Section 4.2 creating a Board Committee on Human Rights:

> "There is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations and supply chains on resources and public welfare in host communities.
>
> The Board of Directors is authorized, by resolution, in its discretion and consistent with these By-Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures within the Board's discretion consistent with business and affairs of the Company. The Board Committee on Human Rights shall not incur any costs to the Company except as authorized by the Board of Directors."

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The Proposal deals with the same subject matter—human rights and how the Company manages human rights concerns within its supply chain—as the 2014 Proposal and 2013 Proposal. The resolved clauses in the 2014 Proposal and the 2013 Proposal are not identical to the Proposal, but each include several substantially similar keywords identifying the subject matter of the proposal—they all request that certain actions be taken by the Company to review the company's policies with respect to human rights. Further, the underlying subject matter of both the Proposal and the Previous Proposals address how the Company manages human rights issues in its supply chain.

Although the report sought under the Proposal would include matters relating to human rights that the Previous Proposals do not request, such as the methodology used to track and measure performance, the Staff has granted relief under Rule 14a-8(i)(12) when the proposal was broader in scope and subsumed prior proposals. For example, in the Bank of America Proposal, the company sought to exclude a proposal that provided that the company shall list all political and charitable contributions. The earlier proposal requested that the company refrain from making direct charitable contributions. Therefore, the proposal at issue expanded the scope from just charitable contributions to charitable and political contributions.

Like the circumstances in the Bank of America Proposal, the Proposal's actions encompass the actions sought after in the Previous Proposals, yet still address substantially the same subject matter. Nevertheless, the two proposals address substantially the same subject matter. Despite the differences in the language of the resolved clauses and supporting statements of the Proposal and the Previous Proposal, both proposals deal extensively with the subject matter of human rights and how the Company manages human rights concerns in its supply chain. Accordingly, the proposals deal with substantially the same subject matter for purposes of Rule 14a-8(i)(12).

C. The Most Recently Submitted of the Previous Proposals Did Not Receive the Support Necessary for Resubmission

As disclosed in the Company's Form 8-K filed on March 5, 2014, the prior proposal received only 5.716% of the vote at the Company's 2014 annual meeting of shareholders. For purposes of this calculation, only votes for and against count, meaning that abstentions and broker non-votes are not included in either the numerator or the denominator. As disclosed in the Form 8-K, the proposal received 26,367,755 "for" votes and 434,915,320 "against" votes. Because the prior proposal was submitted to shareholders twice in the last five years and received less than 6% of the vote when submitted the second time, the Proposal, which addresses substantially the same subject matter, is excludable under Rule 14a-8(i)(12).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(10), Rule 14a-8(i)(11) and Rule 14a-8(i)(12). We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel, Corporate Law

Attachments

Cc:
Grey Anderson
David Chang
Darin Layman
Karen McGowan
P. Kent Minault
Peter Murtha
Mary Andrews
Michelle Parr
Ann Pitt

Exhibit A

Copy of the Proposal and Related Correspondence

RESOLVED, that shareholders of Apple Inc. ("Apple") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Apple's process for comprehensively identifying and analyzing potential and actual human rights risks of Apple's entire operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Apple's website no later than August 31, 2015.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Apple's business exposes the company to significant human rights risks. Apple acknowledges that its reliance on manufacturing partners primarily in Asia is a material risk. (See 10-K filed on September 28, 2013, at 12) A 2014 investigation of Catcher Technology, a Chinese supplier to Apple for the iPhone 6, reported multiple violations of Chinese law and the Apple Supplier Code of Conduct including locked fire exits, unpaid overtime, and lack of safety equipment and training (see http://www.greenamerica.org/PDF/2014-Two-Years-Apple-Broken-Promises-ChinaLaborWatch-GreenAmerica.pdf).

The death of an underage workers at Apple supplier Pegatron also poses risks to Apple's brand (see http://www.nytimes.com/2013/12/11/technology/worker-deaths-raise-questions-at-an-apple-contractor-in-china.html). Apple's tragic track record with Foxconn is well known. NPX, the manufacturer of the NFC chips key to the iPhone 6 and Apple Watch, is reported to have illegally fired workers in the Philippines for not working on public holidays (see http://www.industriall-union.org/iphone-6-supplier-nxp-ramps-up-intimidation-and-delaying-tactics).

Human rights risk assessment and reporting would help Apple to identify and mitigate these risks and shareholders to understand their potential effect on shareholder value.

We urge shareholders to vote for this proposal.

From:	Lisa Lindsley <lisa@sumofus.org>
Sent:	Friday, September 12, 2014 5:08 PM
Subject:	Submission of shareholder proposal for Apple Inc. 2015 Annual Meeting of Shareholders
Attachments:	Peter Murtha and Mary Andrews submission letter to Apple.pdf; Darin Layman submission letter to Apple.pdf; Michelle Parr submission letter to Apple.pdf; Ann Pitt submission letter to Apple.JPG; P Kent Minault submission letter to Apple.jpg; Karen McGowan submission letter to Apple.pdf; G Anderson submission letter to Apple.pdf; David Chang Submission letter to Apple.pdf; Apple Human Rights Due Diligence Proposal.pdf

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com.

Dear Mr. Sewell:

On behalf of co-filers Gray Anderson, David Chang, Darin Layman, Karen McGowan, P. Kent Minault, Peter Murtha and Mary Andrews, Michelle Parr, and Ann Pitt,
I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

Attached is the shareholder proposal, as well as signed letters of submission from each of the co-filers. A letter from the record holder of the shares of each co-filer is being sent under separate cover.

We would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact me via email at lisa@sumofus.org or via phone at (201) 321-0301.

Sincerely,

Lisa Lindsley
Senior Shareholder Advocacy Manager
SumOfUs
lisa@sumofus.org
+1.201.321.0301 (m)

Peter Murtha & Mary Andrews

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

September 12, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com.

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

We submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

We are located at the address shown above. We have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from the record holder, Fidelity Investments, confirming our ownership is being sent by separate cover. We intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. Our co-sponsors will be submitting materials under separate cover.

We would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising us on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Mary Andrews

Peter Murtha & Mary Andrews

Darin L Layman

FISMA & OMB Memorandum M-07-16

September 12, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com.

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from E*TRADE Securities LLC, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Darin L. Layman

Ann Pitt

FISMA & OMB Memorandum M-07-16

September 12, 2014

Mr Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com

Re Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from Pinnacle Investments, LCC, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@summitis.org or via phone at (201) 321-0301.

Very truly yours,

Ann Pitt

Ann Pitt

David Y. Chang

FISMA & OMB Memorandum M-07-16

September 12, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
Via email: shareholderproposal@apple.com

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from Fidelity Investments, the record holder, confirming my ownership, is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Gray Anderson

FISMA & OMB Memorandum M-07-16

September 12, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from Scottrade, Inc., the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Gray Anderson

Karen A. McGowan, MD

FISMA & OMB Memorandum M-07-16

September 12, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com.

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from Wells Fargo Advisors, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Michelle L. Parr

FISMA & OMB Memorandum M-07-16

September 12, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
via email: shareholderproposal@apple.com.

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Sewell:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Apple plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an assessment of the risks to shareholder value posed by human rights practices in Apple's operations and supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Apple common stock for longer than a year. A letter from Fidelity Investments, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Apple common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Michelle Parr

September 26, 2014

VIA E-MAIL

Lisa Lindsley
Senior Shareholder Advocacy Manager
SumOfUs
PO Box 1128
New York, NY 10156

Re: Shareholder Proposal

Dear Ms. Lindsley:

On September 12, 2014, Apple Inc. (referred to herein as "we" or "Apple") received your letter requesting that a proposal (the "Proposal") submitted by SumOfUs on behalf of Gray Anderson, David Chang, Darin Layman, Karen McGowan, P. Kent Minault, Peter Murtha, Mary Andrews, Michelle Parr, and Ann Pitt (individually, a "Proponent;" together, the "Proponents") be included in the proxy materials for Apple's 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting"). This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to Apple, as well as thirteen substantive bases under which companies may exclude shareholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your letter, our records, and regulatory materials, we are unable to conclude that the Proponents' submission meets the requirements of Rule 14a-8. The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, Apple will be entitled to exclude the Proposal from Apple's proxy materials for the 2015 Annual Meeting. Further, we did not receive any correspondence from Peter Murtha, Mary Andrews, Darin Layman, Michelle Parr, Ann Pitt, P. Kent Minault, Karen McGowan, Gray Anderson, or David Change directly nor did we receive any correspondence from you providing evidence that they have authorized SumOfUs to submit the Proposal on their behalf.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a shareholder proposal, each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of Apple's securities entitled to vote on the proposal at the meeting for at least one year as of the date the shareholder submits the proposal. According to the records of our transfer agent, Computershare Investor Services, LLC, none of the Proponents appear to be a registered shareholder. In addition, to date we have not received proof that each of the Proponents has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Apple.

To remedy this defect, you must submit sufficient proof of each Proponent's ownership of Apple securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, each Proponent continuously held the requisite number of Apple securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was September 12, 2014.

- If any Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of Apple securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that each Proponent has continuously held the required number of shares for the one-year period.

In order to help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which each Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of each Proponent's broker or bank, but does not know each Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements for each Proponent verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by that Proponent for at least one year – with one statement from the broker or bank confirming each Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a shareholder holds securities through a securities intermediary that is not a broker or bank, a shareholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for each Proponent to be eligible as a proponent of this proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response to me by e-mail to shareholderproposal@apple.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2015 Annual Meeting. Apple reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to this proposal.

If you have any questions with respect to the foregoing, please contact me at shareholderproposal@apple.com.

Sincerely,

Gene D. Levoff
Corporate Law Group
Apple

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

[Copy of Rule 14a-8 and Staff Legal Bulletins No. 14F and 14G omitted due to length]

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity Investments

September 23, 2014

Peter Murtha

FISMA & OMB Memorandum M-07-16

Dear Mr. Murtha:

Thank you for contacting Fidelity Investments regarding position holding verification for your account ending in ***FISMA & OMB Memorandum M-07-16*** We appreciate the opportunity to provide this information.

Please see the enclosed table which confirms that you purchased 13.000 shares of Apple Inc. (NYSE:AAPL) on June 24, 2013 and as of September 22, 2014 you have held the shares continuously in this account. All AAPL shares held in your Fidelity account are held in street name.

Please note that this table contains information as of September 22, 2014, and can be subject to change pending any new and subsequent transactions in the same securities. They may not reflect impact from any previous corporate actions. This information is unaudited and is not intended to replace your monthly statement or official tax documents.

Mr. Murtha, I hope you find this information helpful. If you have any additional questions regarding this issue or general inquiries into your accounts, please contact a Premium Services representative at 800-544-4442 for assistance.

Sincerely,

Nathan Engel
High Net Worth Operations

Our File: W440497-23SEP14

Page 50 redacted for the following reason:

- -

FISMA & OMB Memorandum M-07-16

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

September 22, 2014

David Y. Chang

FISMA & OMB Memorandum M-07-16

Dear Mr. Chang:

Thank you for contacting Fidelity Investments regarding your request for cost basis information for your AAPL (Apple Inc.) stock position within your Roth IRA account ending ***FISMA & OMB Memorandum M-07-16*** in. I appreciate the opportunity to assist.

Please note that this table contains information as of September 19, 2014 and can be subject to change pending any new and subsequent transactions in the same securities. They may not reflect impact from any previous corporate actions. This information is unaudited and is not intended to replace your monthly statement or official tax documents.

Symbol	Trade Date	Transaction Type	Event Quantity	Event Basis	Position Quantity	Position Basis
AAPL	11/26/2012	Buy	10	$5,766.95	10	$5,766.95
AAPL	06/09/2014	Stock Split	60	$0.00	70	$5,766.95

I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Blaine Heath

Our File: W363844-22SEP14

Cost Basis, Gain/Loss, and Holding Period Information: NFS will report gross proceeds and certain cost basis and holding period information to you and the IRS on your annual Form 1099-B as required or allowed by law, but such information may not reflect adjustments required for your tax reporting purposes. Taxpayers should verify such information when calculating reportable gain or loss. Fidelity and NFS specifically disclaim any liability arising out of a customer's use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, NFS determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and on the first-in, first-out (FIFO) method for all other securities. Consult your tax advisor for further information.

Pinnacle Investments, LLC
160 Linden Oaks
Rochester, NY 14625
(585) 479-4070
(800) 982-0421
Member: FINRA, SIPC

September 17, 2014

Mr. Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014

Dear Mr Sweell:

Pinnacle Investments-LLC, a DTC participant, acts as the custodian and record owner for shares beneficially owned by Ann Pitt also known as Amy Pitt. As of and including September 12, 2014.

Pinnacle Investments-LLC, has continuously held 350 shares of Apple Inc. common stock, worth $2,000, for over one year on behalf Ann Pitt also known as Amy Pitt .

Best Regards,

Caroline Korn

Caroline Korn
Senior Vice President, Financial Advisor

Scottrade

September 18, 2014

Gray E. Anderson
182 Hillside Ave.
White Plains, NY 10603-2804

Re: Scottrade ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Anderson,

Per your request, this letter confirms that you held 49 shares of Apple Inc. (AAPL) as of September 17, 2014. AAPL closed at $101.58 per share on September 17, 2014 making the value of this security in your accounts $4,977.42. You have held these shares for over one year.

If you should need any additional assistance, please contact us at your convenience.

Sincerely,

Jeff Sarlo
Jeff Sarlo
Branch Manager